

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2021

Allen West
Chief Financial Officer
PAM Transportation Services, Inc.
297 West Henri De Tonti Blvd.
Tontitown, Arkansas 72770

Re: **PAM Transportation Services, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 5, 2021
File No. 000-15057

Dear Mr. West:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Selected Financial Data, page 21

1.   We note you present the metrics "average revenue, before fuel surcharge per truck per day" and "average revenue, before fuel surcharge per loaded mile" in your table of selected financial data. Please clearly disclose how these measures are calculated. To the extent that the method of calculation has changed from the prior period, please also disclose the change in methods, describe the underlying reasons for the change in calculation and quantify the impacts the change would have had on amounts previously reported. Refer to SEC Release 33-10751.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding the comment.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation